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                               June 7, 2024

       Adam Stone
       Chief Executive Officer
       Perceptive Capital Solutions Corp
       51 Astor Place, 10th Floor
       New York, New York 10003

                                                        Re: Perceptive Capital
Solutions Corp
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2024
                                                            File No. 333-279598

       Dear Adam Stone:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed May 21, 2024

       Exhibits

   1. Please have counsel revise the legality opinion filed as Exhibit 5.1, as it does not appear to include the 1,125,000
shares being registered to cover over-allotments. In this regard, we note that the opinion
refers to "the offering and sale of up to 7,500,000 Class A Ordinary
                                                        Shares of the Company .
.. . which includes 1,125,000 Ordinary Shares . . . to cover over-
                                                        allotments, if any."
However, you are registering 8,625,000 Class A ordinary shares.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adam Stone
Perceptive Capital Solutions Corp
June 7, 2024
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameAdam Stone
                                                         Division of
Corporation Finance
Comapany NamePerceptive Capital Solutions Corp
                                                         Office of Real Estate
& Construction
June 7, 2024 Page 2
cc:       Peter Seligson
FirstName LastName